Filed by the Limited, Inc.
                                        Pursuant to Rule 425 under the
                                        Securities Act of 1933 and deemed
                                        filed pursuant to Rule 14a-12 under
                                        the Securities Exchange Act of 1934

                                        Subject Company:  Intimate Brands, Inc.
                                        Commission File No. 1-13814

                                        Date:  February 6, 2002

     The following information, which is posted on The Limited Inc.'s website, consists of a Q&A addressed to The Limited, Inc.'s associates, and relates to its exchange offer involving Intimate Brands, Inc.


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                         Associate Questions & Answers


1.   What exactly is being announced?

     We are announcing a plan to recombine IBI with The Limited, Inc.

2.   What are the mechanics of the transaction?

     Through the exchange offer, The Limited will acquire up to all of the Intimate Brands' common stock that it does not currently own (this means up to all of the 16.3% of outstanding shares that are publicly traded today). If we increase our ownership to at least 90% of the outstanding common stock through this offer, as soon as practicable after the completion of the offer, The Limited, Inc will effect a short-form merger of Intimate Brands to exchange any shares that were not tendered during the offer. As a result of the offer and the merger, Intimate Brands will become a wholly owned subsidiary of The Limited, and the former public shareholders of Intimate Brands will own shares in the Limited.

3.   Why does The Limited want to recombine the two companies?

     The Limited, Inc. undertook the initial public offering of a minority interest in Intimate Brands in 1995 to achieve a number of objectives, including allowing for enhanced management focus on its businesses and providing for greater market understanding and recognition of Intimate Brands' strategy and the value of its businesses. We believe that these objectives have been substantially achieved and that it is now appropriate to recombine Intimate Brands and The Limited. We believe that the combined entity will provide all shareholders with greater upside potential.

     In deciding to pursue the offer, we considered, among other things, the following:

     o Our increasing focus on maximizing the potential of a smaller number of key brands across merchandise categories and distribution channels will be enhanced by recombining Intimate Brands and The Limited. We believe that a recombination will provide greater flexibility in allocating resources and expertise and coordinating our businesses and thereby put us in a better position to maximize the potential of our brands.

     o Our belief that the strength and prospect of Intimate Brands' brands and businesses are now more clearly recognized by investors.


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     o    Our belief that investors are increasingly viewing The Limited and
          Intimate Brands as very similar companies as a result of, among other things, the convergence of the growth rates of the two companies. In this regard, the market capitalizations of the two companies have become substantially similar and the overlap between the shareholders of the two companies has increased significantly.

     o Our belief that a recombination will eliminate uncertainty on the part of rating agencies and lenders as to our plans for Intimate Brands.

     o        Management focus.

4.   Why is the company announcing this action now?

     We continue to pursue a strategy of building a family of the world's best fashion brands in order to create sustained growth of shareholder value.

     Over the past 6 years, we have unlocked shareholder value through successful public offerings of Brylane, IBI, A&F and TOO, through the sale of Lane Bryant and through strategic partnerships with Galyan's and Alliance Data Systems. We believe that numerous opportunities exist to leverage competencies and resources across The Limited apparel and Intimate Brands' Victoria Secret businesses. Additionally, operating the businesses as two separate companies carries an excess cost burden (and opportunity cost), which we hope to eliminate with the combination. We believe the combination will allow management the most flexibility to pursue these opportunities.

5.   How will shareholders benefit?

     o LTD shareholders will benefit from cost savings and increased management focus on 360 degree brand management, as well as numerous opportunities to leverage IBI competencies (e.g. catalogue and Internet sales) in its other businesses, creating opportunities for future growth.

     o IBI shareholders will realize the same cost benefits and strategic opportunities as Limited shareholders. Additionally, by virtue of the exchange ration offered in the exchange offer, they will maintain their ownership in the IBI businesses through their ownership in LTD. Through their new ownership in LTD, IBI shareholders will also own slightly greater than 16% interest in The Limited's apparel businesses and portfolio of public equity stakes.

     o IBI shareholders will also benefit from substantially greater liquidity (due to increased float) and the elimination of uncertainty on the part of the lenders and rating agencies.


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6.   How large are the cost savings; what comprises them?  Why aren't there more?

     We estimate that we spend about $5 million annually to maintain IBI as a separate public company. The majority of these costs are paid to third parties (annual report, external audit fees, board of directors' fees, NYSE listing fees, etc.)

     One might think that the cost savings potential is greater but in connection with our efficiency efforts over the last year, we have increased the emphasis on sharing internal resources.

7.   Do you have plans to monetize any of the apparel brands?

     Although we have no plans to monetize any of the apparel brands, we are always reviewing the performance of our businesses. We believe we have solid plans in place to improve the performance of our apparel businesses. We'll review the results against our expectations periodically.

8. How will the recombination affect strategic alliances with contractors/ vendors?

     We anticipate no material changes.

9. Why does this transaction require Limited, Inc. shareholder approval? What will you do if it doesn't pass?

     Under the rules of the New York Stock Exchange, Limited, Inc. shareholder approval is required because The Limited will be issuing more than 20% of its shares to IBI shareholders in the offer and merger. Although we are confident that we will get the required approval, if we do not - or if any other condition to the offer is not satisfied - we will evaluate our options at that time.

10.  What would IBI shareholder receive in exchange for their shares?

     For each outstanding share of Intimate Brands Class A common stock that you validly tender and do not properly withdraw, you will receive 1.046 shares of Limited common stock. You will not receive any fractional Limited shares. Instead, the exchange agent for the offer, acting as your agent, will aggregate any fractional shares issuable and sell them for your accounts. Any proceeds realized by the exchange agent on the sale of fractional shares will be distributed to you on a pro rata basis, net of commissions. In addition, any IBI public shareholders remaining after the offer will receive the same payment in


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     the second step merger. IBI shareholders will not have appraisal rights in the offer, but will have appraisal rights in the merger (see question 22).

11.  When do you expect to complete the offer and merger?

     We hope to complete the exchange offer by March 11, 2002, the initial scheduled expiration date. However, we may extend the exchange offer if the conditions to the offer have not been satisfied at the scheduled expiration date or if we are required to extend the exchange offer by the rules of the SEC. We expect to complete the merger shortly after we complete the offer.

12. Has the Board of Directors of Intimate Brands made a recommendation concerning the offer?

     The Board of Directors of Intimate Brands has not yet made any recommendation. The exchange offer will be evaluated by IBI's independent directors who will then make a formal recommendation to IBI shareholders on or before February 19, 2002.

13.  How do I participate in the offer?

     To tender your shares of Intimate Brands' stock, you should do one of the following:

     o If you hold your shares in your own name, complete and sign the letter of transmittal and return it with your share certificates to DF King, the exchange agent for the offer, at the appropriate address specified on the back cover of the prospectus before the expiration date of the offer.

     o If you hold your shares in "street name" through a broker or other nominee, instruct such broker or nominee to tender your shares before the expiration date of the offer.

     o If you hold your shares in the Savings and Retirement Plan or the Intimate Brands' Stock Purchase Plan, instruct the agent or trustee for the relevant plan to tender your shares before the expiration date of the offer.

14.  Will I be taxed on The Limited shares I receive?

     Your receipt of Limited common stock will be tax-free for United States federal income tax purposes. However, you will be subject to tax upon any cash received instead of fractional shares of Limited common stock and for cash received if you perfect appraisal rights.

15.  Will there be jobs lost as a result of today's announcements?


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     Some individual job responsibilities may change, but we do not anticipate overall headcount changes associated with this transaction.

16.  Does this have any implication for our IBI joint venture partners
     (Shiseido)?

     None whatsoever.

17. What impact will the proposed tender offer and merger have on the operating businesses of IBI and The Limited? Will this change how any of your brands do business?

     No - it will merely facilitate cross-organizational development of products and direct support.

18. Will participants in the Savings and Retirement Plan be able to participate in the offer?

     Yes. Each participant in the Savings and Retirement Plan may instruct the trustee of the plan to tender some or all of the Intimate Brands' shares attributable to his or her plan account. Separate forms will be sent to each plan participant for use in directing the trustee.

19. Will participants in Intimate Brands' Stock Purchase Plan be able to participate in the offer?

     Yes. Each participant in the Stock Purchase Plan may instruct the agent for such plan to tender some or all of the Intimate Brands' shares attributable to his or her plan account. Separate forms will be sent to each plan participant for use in directing the agent.

20.  Will I have to pay any fees or commissions for tendering into the offer?

     If you are the record owner of your shares and you tender your shares directly to the exchange agent, you will not have to pay any fees or commissions. If you hold your shares through a broker, bank or other nominee, and your broker tenders the shares on your behalf, your broker may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. If you hold your shares in the Savings and Retirement Plan or the Intimate Brands' Stock Purchase Plan, you will not have to pay any fees or commissions.


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21.  What do I do if I want to withdraw my shares from your offer?

     To withdraw your shares from the offer, send a written or facsimile transmission notice of withdrawal to the exchange agent at the appropriate address specified on the back cover of the prospectus prior to the date we accept your shares for payment pursuant to the offer. Your notice of withdrawal must comply as to form with the requirements set forth in the prospectus.

22.  What are appraisal rights?

     Appraisal rights are rights granted to shareholders of Delaware corporations who elect to object to certain transactions. Assuming numerous requirements are satisfied, in certain cases objecting shareholders are entitled to have a court determine the value of their shares and then be paid that value. IBI shareholders will not have appraisal rights in connection with the offer, but will have appraisal rights in connection with the second-step merger. This is a very complex issue and you should read the description of appraisal rights included in the tender offer documents completely.

23. How will Intimate Brands' employee stock options be treated in connection with the offer and merger if completed?

     If the offer and merger are completed, outstanding Intimate Brands' employee stock options and shares of restricted stock will be converted into Limited, Inc. stock options and restricted stock on the date of the merger based on the same exchange ratio extended to public shareholders in the tender offer to prevent dilution or enlargement of the rights under such options and restricted shares.

24. Who do I call if I have any questions on how to tender my shares of Intimate Brands common stock or any other questions relating to the exchange offer?

     Questions and requests for assistance may be directed to D.F. King, the information agent for the offer or to Goldman, Sachs & Co., Banc of America, the dealer managers of the offer, at their respective addresses and telephone numbers set forth on the back cover of the prospectus. Requests for additional copies of the prospectus and the letter of transmittal may be directed to D.F. King or to brokers, dealers, commercial banks, trust companies or other nominees.

25.  How will we handle March option awards?


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     We will issue LTD stock options.

26.  Can I buy or sell LTD stock in the interim?

     Yes, unless you have been notified otherwise by the company's General Counsel.

27.  Can I buy or sell IBI stock in the interim?

     Yes, unless you have been notified otherwise by the company's General Counsel.

28.  How does this impact my retirement savings?

     Participants in the Company's Savings and Retirement Plan who have a portion of their account invested in Intimate Brands stock will have an opportunity to tender their shares through the plan trustee during the tender offer period the same as any other shareholder. If the offer is completed, shares not tendered will be exchanged in the short-form merger for the same consideration received in the offer. Thereafter, Intimate Brands stock will cease to be an investment option under the plan.


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                           Forward Looking Statements

     This communication contains certain "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, including, among others, estimates of fiscal year 2001 and 2002 results. Investors are cautioned that such forward looking statements are subject to risks and uncertainties, many of which are beyond The Limited's control. Accordingly, actual results may differ materially from those expressed or implied in any such forward looking statements. Words such as "estimate," "project," "plan," "believe," "expect," "anticipate," "intend" and similar expressions may identify forward-looking statements.

     The following factors, among others, in some cases have affected and in the future could affect The Limited's (including, Intimate Brands') financial performance and actual results and could cause actual results for 2001, 2002 and beyond to differ materially from those expressed or implied in any forward-looking statements included in this press release and related conference call: changes in consumer spending patterns, consumer preferences and overall economic conditions; the potential impact of national and international security concerns on the retail environment; the impact of competition and pricing; changes in weather patterns; political stability; postal rate increases and charges; paper and printing costs; risks associated with the seasonality of the retail industry; risks related to consumer acceptance of the products sold and the ability to develop new merchandise; the ability to retain, hire and train key personnel; risks associated with the possible inability of manufacturers to deliver products in a timely manner; risks associated with relying on foreign sources of production and availability of suitable store locations on appropriate terms. In addition, a number of risks relate to the offer and the merger, including declines in the value of the consideration offered because the exchange ratio is fixed; the risks and liabilities associated with The Limited's non-Intimate Brands businesses that are different from those associated with Intimate Brands' businesses; and the risk that the anticipated benefits of the transaction will not be achieved.

     Investors should read The Limited's prospectus and proxy statement relating to the proposed exchange offer and merger and the documents incorporated therein for a more detailed discussion of these risks and uncertainties. The Limited is under no obligation and does not intend to update any of these forward-looking statements, even if experience or future charges make it clear that any proposed results experienced or implied therein will not be realized. The Limited is scheduled to report January sales on February 7, 2002 and fourth quarter earnings on February 28, 2002.


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                             Additional Information

     In connection with the proposed transaction, The Limited, Inc. has filed an exchange offer prospectus and a proxy statement with the Securities and Exchange Commission. INVESTORS AND STOCKHOLDERS ARE ADVISED TO READ THESE AND ALL RELATED DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and stockholders may obtain a free copy of the exchange offer prospectus, the proxy statement and related documents from the Securities and Exchange Commission's web site at http://www.sec.gov. Free copies of these documents may also be obtained from The Limited by directing a request to The Limited, Inc., Investors Relations, Three Limited Parkway, Columbus, Ohio 43216, (614) 415-7076.

     The Limited and its directors, executive officers and other members of its management and employees may be soliciting proxies from its stockholders in connection with the proposed transaction. Information concerning The Limited's participants in the solicitation is contained in a filing made by The Limited with the Securities and Commission pursuant to Rule 14a-12 on February 4, 2002.